UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

February 13, 2004

Ms. Laurie Ohotto
Vice President and Control Manager
Wells Fargo Investments, LLC
608 Second Avenue South
Northstar East Building
Minneapolis, MN 55402

Act	Securities Exchange Act of 1934
Section	15
Rule	15c3-3
Public Availability	Feb. 20, 2004

Re: Application to Establish an Omnibus Account

Dear Ms. Ohotto:

We have received your letter dated December 23, 2003, in which you request on behalf of Wells Fargo Investments, LLC ("Applicant"), an additional fifteen days that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about November 17, 2003, the Applicant began clearing the customer accounts of H.D. Vest Investment Services, Inc., which previously cleared its customer accounts through National Financial Services Corporation ("Delivering Firm"). Each account became established on the books and records of the Applicant with corresponding securities positions recorded as "short" in an omnibus account at the Delivering Firm. The positions were transferred from the Delivering Firm to the Applicant, and the omnibus account was gradually reduced and eliminated.

Pursuant to a letter dated September 22, 2003, the Division of Market Regulation ("Division") deemed the omnibus account at the Delivering Firm to be a good control location for 30 business days from the date that the omnibus account was entered on the Applicant's books and records. However, the Applicant and the Delivering Firm have not been able to complete the transfer of all of the customer accounts, and you have requested that the omnibus account be deemed a good control location for an additional 15 business days. You state that such an extension will facilitate the prompt and orderly movement of assets, which has exceeded 30 business days because of the manual processes required in converting the mutual fund positions.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for forty-five business days from the date it was entered on the Applicant's books and records. At the expiration of the additional fifteen business days, the customer securities which were not delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Ms. Melissa Richardson, NYSE

TKM/rg

Wells Fargo Investments, LLC
Northstar West Bldg, 12th FL
625 Marquette Avenue South
Minneapolis, MN 55479
FAX# 612-667-5756

Mark gave this to Tom around Xmas

FAX

TO: Mark Atar FROM: Laurie Ohotto

Fax 202-942-9553 Fax 612 667 5756

Phone: Phone: 612 667 9566

Re: Good Control request extension Re:

Pages: CC:

Additional Information:

Thank you!

[redacted]

[redacted]

WELLS FARGO INVESTMENTS

Private Client Services
608 Second Avenue South
Northstar East Building
Minneapolis, MN 55402

December 23, 2003

Mr. Thomas K. McGowan
U.S. Securities and Exchange Commission
Financial Responsibility Department
450 Fifth Street NW
Washington, D.C. 20549

Dear Mr. McGowan:

We have received your letter of approval dated September 30, 2003 regarding designating omnibus accounts as a good control location for purposes of Rule 15c3-3. The Delivering Firm for this conversion is National Financial Services Corporation (NFS).

Tuesday, December 30, 2003 will be the last day of good control for the omnibus accounts established, and Wells Fargo Investments, LLC (WFI) would like to request an additional fifteen business days to complete this transaction due to the manual processes required in converting the mutual fund positions. I am attaching a request from NFS for this extension as well.

Based on these representations, WFI requests that the Commission designate the omnibus accounts as adequate control locations under the provisions of subparagraph (c)(7) of SEC Rule 15c3-3 for an additional period of fifteen business days.

If you have any questions regarding this application, please contact me at 612-667-9566. Thank you for your assistance in handling this matter.

Sincerely,

Laurie Obotto

Laurie Obotto
Vice President and Control Manager
Wells Fargo Investments, LLC
625 Marquette Avenue N9311-123
Minneapolis, MN 55479
Fax # 612-667-5756

Ohotto, Laurie L.

From: Kaehler, Kim M.
Sent: Monday, December 22, 2003 2:04 PM
To: Ohotto, Laurie L.
Cc: Ecklund, Annette M.
Subject: RE: HD Vest omnibus extension

Yes, please request the extension.

Thanks, Kim

-----Original Message-----
From: Ohotto, Laurie L.
Sent: Monday, December 22, 2003 2:03 PM
To: Kaehler, Kim M.
Cc: Ecklund, Annette M.
Subject: RE: HD Vest omnibus extension

Hi Kim,

We had to do this one other time for the Dean Witter conversion. The SEC approved the extension but had additional questions that needed to be answered. Let me know if I should request the extension - I'll use my DW document as my template. Then, I'll let you know if they have additional questions. I will include a copy of their email below with my request if that is what you direct me to do.

Thanks,

Laurie Ohotto
Phone (612) 667-9566
Fax (612)-667-5756
Mail station N9311-123

-----Original Message-----
From: Kaehler, Kim M.
Sent: Monday, December 22, 2003 1:16 PM
To: Ohotto, Laurie L.
Subject: FW: HD Vest omnibus extension
Importance: High

Hi Laurie – could I get your thoughts on this? I would assume we would need your help in filing the extension if you agree to it.

-----Original Message-----
From: Ecklund, Annette M.
Sent: Monday, December 22, 2003 1:11 PM
To: Kaehler, Kim M.; Shackelford, Susan M.; Ohotto, Laurie L.; Buck, Lynette M.
Subject: FW: HD Vest omnibus extension
Importance: High

Kim – Please read the below email I received today. I will let you contact/discuss with whomever you need to, in order to make this decision. Either keep me in the loop, or let me know if I need to proceed further with this, since you'll be out of the office Wednesday - Friday of this week. Thanks!

Annette Ecklund
Project Manager, Business Services Support
Wells Fargo Investments, LLC
608 2nd Ave. So. MAC N9303-08V
Minneapolis, MN 55402
612-667-3707 fax 612-667-5150
Annette.M.Ecklund@Wellsfargo.com

-----Original Message-----
From: Gadson, Reggie [mailto:Reggie.Gadson@fmr.com]
Sent: Monday, December 22, 2003 12:23 PM
To: Nikolas.D.Fadden@wellsfargo.com; Annette.M.Ecklund@wellsfargo.com; 'Nikolas.J.Anderson@WellsFargo.COM'; patrick.riha@wellsfargo.com
Cc: Frascielło, Giulio; Borner, Paul
Subject: HD Vest omnibus extension

Good Afternoon,

We are coming close to the cross to fail date for the HD Vest deconversion to your firm. As you know, the event consisted of over 159,000 customer equity positions and close to 240,000 mutual fund customer positions making up a market value of over $5 billion. There have also been several residual sweeps and we are still in the process of reconciling the remaining positions. Approximately 40,000 mutual fund customer positions were leaving omnibus accounts at NFS, this added to the difficulty of transfer. Also, there are still some physical items out to transfer to be delivered. These issues, along with the fact that Schwab was also a part of the event (omnibus funds at Wells Fargo), have caused us to come close to fail date with many open issues. Due to the manual nature of the process (as it pertains to mutual funds) I am asking if you would consider filing for a 15 day extension for the omnibus accounts from the SEC. This will give us to time necessary to reconcile all remaining positions correctly. Please advise.

Please feel free to call if you have any questions.

Thank You!!

Reggie Gadson
Client Conversions
T-(212) 335-5205
F-(508) 263-3976

Grad, Rachael

From: Laurie.L.Ohotto@WellsFargo.COM
Sent: Monday, January 26, 2004 9:50 AM
To: gradr@sec.gov
Subject: FW: NFS

Hello Rachel,

Is there an update on this? I know you said that Tom was concerned about granting this request for an extension, but I can tell you that as of last Friday that all issues have been cleared up. An approval letter in my file would definitely be better for my year-end audit as well as our annual NYSE exam.

I'll wait to hear back from you.

Thanks,

Laurie Ohotto
Phone (612) 667-9566
Fax (612)-667-5756
Mail station N9311-123

-----Original Message-----
From: Ohotto, Laurie L.
Sent: Tuesday, January 20, 2004 10:52 AM
To: 'gradr@sec.gov'
Subject: FW: NFS

Hello Rachel,

Please let me know if you or Tom need anything further in order to grant the extension requested for National Financial Services per my letter dated 12/23/03.

Thank you,

Laurie Ohotto
Phone (612) 667-9566
Fax (612)-667-5756
Mail station N9311-123

-----Original Message-----
From: Kaehler, Kim M.
Sent: Tuesday, January 20, 2004 10:42 AM
To: Ohotto, Laurie L.
Subject: FW: NFS

Hi Laurie - Chris's information is below on the mutual funds for HD Vest Omnibus. For non-mutual funds, we have 37 items with a total value of (19,400.86). Attached is a spreadsheet of the non-mutual fund open items. Please let me know if you need additional information. Thanks, Kim

-----Original Message-----
From: Robinson, Christopher J.
Sent: Tuesday, January 20, 2004 10:31 AM
To: Kaehler, Kim M.
Cc: Robinson, Christopher J.; Riha, Patrick S.; Anderson, Nikolas J.
Subject: NFS

Here's what I show for the outstanding transfers. Items in ( ) refer to items needing to be returned to NFS, all others are owed to WFI

CUSIP	PSNS	VALUE
256210105	1	($61,825.21)
256219106	1	($2246.86)
411511504	1	$0.05
52106N400	1	$1881.33
52106N806	1	$9249.09
743982100	3	($919.43)
971897509	1	$1234.44
971897608	1	$3111.74
		($49,514)

Just so you know, our outstanding transfers back have all been communicated to the funds and are pending there.

Thanks!

Christopher Robinson
Assistant Vice President
Mutual Fund Operations Manager
Wells Fargo Investments, LLC
Ph: 612.667.1933 Fx: 612.316.2854

HD Vest Omnibus Conversion Acount Reconciliation COB 12-24-03

ACCT_NO	QUANTITY	CUSIP	SEC_NO	SECURITY_DESC1	NOTES
970098	-36.000		1507248	CENTURY INNOVATIONS	12/18/03 this position came over as a SNIF on the 1st Residual.
970098	-800.000	498778208	2460797	KMART FING I TR CONV PFD 7.75% DUE 6-15-16	12/16/03 (Ed) Frozen Letter? 12/18/03 (Brian) DTC Eligible, chilled at DTC, short the shs. 01/15 Frozen letter
970098	-1026.000	059695965	3907426	BANCROFT CONV FD INC RTS EXP 12/16/03	12/11/03 Reorg item? 12/16/03 (Ed) Expired Rts. Reverse? 12/17/03 (Brad) Reorg will deliver off system when DTC allows it. 12/18/03 (Brian) chilled at DTC, ckg to see if they can move it.
970098	-10.000	Y59146160	3953778	MBF HOLDINGS BERHAD WTS EXP 05/20/13	12/11/03 Foreign, (Keri) WF Malaysian acct is in process, not ready for assets. 12/18/03 (Brian) Foreign item.
970098	-2898.000		3958230	NOVOLYTIC CORP WTS EXP 10/05/02	12/11/03 Reorg item? 12/16/03 (Ed) Expired Rts. Reverse? 12/17/03 (Brad) WFI delivered off our Rts on 5/9/03, we can do the same for Vest. 12/18/03 (Brian) researching.
970098	-7473.000	671040111	3963256	OSI PHARMACEUTICAL RTS EXP 06/12/08 NON-TRANSFERRABLE	12/18/03 (Brian) frozen letter eligible but NFS is short the shs. 01/15 Frozen letter
970098	-5.000	817917115	3974466	SEVEN SEAS PETE INC WTS EXP 06/30/08	12/18/03 (Brian) DTC eligible but NFS is short the shs.
970098	-103.000		3979554	STEALTH MEDIALABS WTS INC EXP 08/12/08	12/11/03 Reorg item? 12/17/03 (Brad) Can we move position to DTC? 12/18/03 (Brian) chilled at DTC, ckg to see if this is transferrable. 01/16 (Brian) Reverse to NFS
970098	-2996.000	111632AF2	5401059	BROCK HOTEL CORP XXX SUB DEB	12/11/03 Reorg item? 12/17/03 (Brad) DTC lists cusip as inactive, maturity date 9/1/93. 12/18/03 (Brian) may be reversed. 01/16 (Brian) Reverse to NFS
970098	-250.000		5731468	COLUMBIA CHRISTIAN COLLEGE PORTLAND OR	12/11/03 Reorg item? 12/17/03 (Brad) No cusip listed, maturity date 8/1/92. 12/18/03 (Brian) researching.
970098	-10000.000	44181EMA3	6683540	HOUSEHOLD FINANCE INTERNOTES B/E N/C SEMI DEATH PUT	12/18/03 (Brian) DTC eligible, may be able to send the shs today.
970098	-500.000	817917AC1	8487685	SEVEN SEAS PETRO SENIOR SECURED NOTE SERIES A	12/18/03 (Brian) DTC eligible but NFS is short the shs.
970098	-50000.000	92977BAT8	8948749	WACHOVIA BK NA CHARLOTTE S&P 500 COMP STK IDX CD FDIC INS ACT/360 ZERO	12/18/03 (Brian) DTC eligible but NFS is short the shs. 01/05/04 22000 shares received 01/08/04 18000 shares received
970099	-599.000	046433207	1227998	ASTRONICS CORP CL B	12/11/03 Reorg item? 12/18/03 (Brian) chilled at DTC, may be able to move with frozen letter. 01/15 Frozen letter
970099	-204.000	P3179N127	1417598	CPT TELEFONICA DE PERU SER B	12/11/03 Foreign (Keri) Cross sale in process, may take 2 weeks to settle. 12/18/03 (Brian) Foreign.

HD Vest Omnibus Conversion Acount Reconciliation COB 12-24-03

970099	-200.000	127698991	1427911	CAFES ONE L P ESCROW UNIT LTD PARTNERSHIP INT	12/18/03 (Brian) researching, may be reversed.
970099	-600000.000		1478286	CASAVANT INTERNATIONAL MINING CORP	12/18/03 (Brian) cilled at DTC, may be moved by frozen letter.
970099	-300.000	302051107	1940240	EXIDE TECHNOLOGIES	12/18/03 (Brian) DTC eligible but short the shs.
970099	-27407.000	G3921A100	2154019	GLOBAL CROSSING LTD	12/18/03 (Brian) DTC eligible but short the shs.
970099	-199.000	42551C991	2264190	HENLEY L P SUBMITTED FOR ESCROW	12/11/03 Reorg item? 12/17/03 601 shs booked in. 12/17/03 (Brad) No upcoming payment info on DTC. 12/18/03 (Brian) NFS is short the shs. 12/31 100 shares received in.
970099	-1000.000	456923994	2359796	INFORMATION MGMT ASSOXXX SUBMITTED FOR ESCROW	12/11/03 Reorg item? 12/17/03 (Brad) No upcoming payment info on DTC. 12/18/03 (Brian) DTC eligible, but short the shs.
970099	-52.000	457697100	2363356	INNOVATION HOLDINGS	12/16/03 (Ed) Frozen Letter or Physical? 12/18/03 (Brian) reasearching if this is physical.
970099	-1.000		2441224	JAG MEDIA HOLDINGS INC SERIES 2 CLASS B NEW	12/18/03 (Brian) physical, out to tsf. 01/16 Received
970099	-100.000	540423100	2577420	LOEWS CINEPLEX ENTMT CHG CORP	12/18/03 (Brian) DTC eligible but short the shs.
970099	-50.000	Y59146178	2596542	MBF HOLDINGS OLDCHG BERHAD	12/11/03 Foreign, (Keri) WF Malaysian acct is in process, not ready for assets. 12/18/03 (Brian) Foreign, is researching if there was a cusip change. 12/19/03 Cusip change
970099	-17188.000	582266995	2671332	MCLEODUSA INC SUBMITTED FOR ESCROW	12/11/03 Reorg item? 12/17/03 (Brad) No upcoming payment info on DTC.
970099	-466.000		2962701	OVERSEAS PARTNERS LTD	12/16/03 (Ed) We do not hold, this is held at Overseas partners 12/30/03 (Aaron) Must be sent via ACAT 01/08
970099	0.100	749227104	3169913	RAIT INVT TR *	12/18/03 (Brian) researching.
970099	-20600.000		3176784	RAVEN MOOD ET RESTRICTED	
970099	-1000.000	Y79551126	3374279	SIME DARBY BERHAD (MALAYSIA)	12/11/03 Foreign, (Keri) WF Malaysian acct is in process, not ready for assets
970099	-95.000		3446392	STEALTH MEDIALABS INC RESTRICTED	12/11/03 Reorg item? 12/17/03 (Brad) Security processing item? 01/16 (Brian) Reverse to NFS
970099	-11300.000	867071102	3478464	SUNBEAM CORP	
970099	-42.000	P90371132	3542296	TELEFONICA MOVILES PERU HOLDING LIMA SHS COMUN	12/11/03 Foreign (Keri) Cross sale in process, may take 2 weeks to settle..
970099	-15.000	P9031P135	3542298	TELEFONICA EMPRESAS PERU SAA	12/11/03 Foreign (Keri) Counterparty is short in this position.
970099	-5900.000	88575T205	3577128	360NETWORKS INC SUB VTG SHS	01/05/04 500 shares received 01/09/04 100 shares received
970099	-3858.000	983764101	3863751	XO COMM INC CL A ¬	12/16/03 (Ed) Frozen Letter or Physical?